Exhibit 16

October 30, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Man Shing Agricultural Holdings, Inc.
File No. 000-53146

We have read the statements included in the Form 8-K, dated October 30, 2009, for Man Shing Agricultural Holdings, Inc., to be filed with the Securities and Exchange Commission. We agree with the statements contained in Item 4.01 insofar as they relate to our replacement as the principal independent accountants, and our audit for the years ended December 31, 2008 and 2007, and the review for the interim periods ended March 31, 2009 and June 30, 2009. We had no disagreement with Man Shing Agricultural Holdings, Inc. during the interim period up to October 29, 2009.

We have no basis to agree or disagree with any other statements made in Item 4.01 of such report.

Respectfully submitted,

/s/ Traci J. Anderson
Traci J. Anderson, CPA

Huntersville, North Carolina